Exhibit 99.2

GERDAU S.A. Tax ID (CNPJ/ME) 33.611.500/0001-19 Registry (NIRE): 35300520696	METALÚRGICA GERDAU S.A. Tax ID (CNPJ/ME) 92.690.783/0001-09 Registry (NIRE): 35300520751

MATERIAL FACT

Gerdau S.A. (B3: GGBR / NYSE: GGB) and Metalúrgica Gerdau S.A. (B3: GOAU) (together, "Companies") hereby inform their shareholders and the market in general that the projections, previously disclosed as "Investments in Strategic CAPEX" and now disclosed as "Investments in Main Projects", and the consequent "Potential Annual EBITDA" have been revised, as described below and detailed in the presentation of the "Gerdau Investor Day 2025", disclosed to the market on this date:

•	Investments in Main Projects: it is estimated the amount pf R$ 5.2 billion, from which R$ 4.0 billion have already been invested and R$ 1.2 billion is projected to be invested by 2027.

•	Potential Annual EBITDA: it is estimated that, after the ramp-up, the Main Projects have the potential to generate annual EBITDA in the amount of R$ 1.5 billion.

o	Regarding the Miguel Burnier Mining Project, the Companies estimate a potential EBITDA of approximately R$ 400 million in 2026, considering a learning curve of 12 months. After completing the ramp-up, the estimated gain is R$ 1.1 billion per year.

The updates to the projections of the Main Projects and the consequent Potential Annual EBITDA mainly reflect: i) a new view disregarding projects already completed; ii) stand-by projects in Brazil, due to local market prospects; iii) reduction of the amount foreseen for the Midlothian Expansion project; iv) increase in the amount foreseen for the Miguel Burnier Mining Project, due to the exchange rate variation that has occurred since the approval of the project, as well as an increase in scope.

The Companies clarify that the data presented above were prepared based on forecasts subject to current market risks and uncertainties, and were made based on assumptions of the Companies' management considering the available information. In this sense, the Companies emphasize that such data do not in any way constitute promises of performance, and the actual results of the Companies for such indicators may be materially different from the results expressly or implicitly predicted in such data.

In addition, the Companies inform that they will resubmit item 3 of the Reference Forms in accordance with the deadlines of the applicable regulations.

São Paulo, October 1, 2025.

Rafael Dorneles Japur

Vice President and Investor Relations Officer